Exhibit 4.3

DESCRIPTION OF TRILINC GLOBAL IMPACT FUND, LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of the units of Trilinc Global Impact Fund, LLC registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth in our operating agreement, as amended and supplemented from time to time. This summary is qualified in its entirety by reference to our operating agreement. References herein to “us,” “we,” “our,” or the “Company” refer to Trilinc Global Impact Fund, LLC. We were formed as a limited liability company under the laws of the State of Delaware. The rights of our unitholders are governed by Delaware law as well as our operating agreement.

Units of Limited Liability Company Interest

All units of limited liability company interest having the same rights and privileges are considered by the Company to constitute one class of securities.  Accordingly, the Company has one class of securities that is registered pursuant to Section 12 of the Exchange Act, and it is registered pursuant to Section 12(g).  This class of securities is currently designated as Class A, Class C, Class I, Class W and Class Y units and will also include any further units of limited liability company interest which have the same rights and privileges. Although so designated, they are all part of the same class of securities and the sole differences between the Class A, Class C, Class I, Class W and Class Y units relate to the amount of upfront and/or ongoing underwriting compensation paid in connection with the sale of the units, including, without limitation, selling commissions, dealer manager fees and distribution fees. To the extent a unit is subject to an ongoing fee payable to a broker dealer following the initial purchase of the unit, such as an ongoing dealer manager fee or an ongoing distribution fee, it will reduce the amount of the regular operating distributions paid by the Company with respect to that unit, and will result in the holder of that unit receiving a lower distribution than a holder of a unit that is not subject to any ongoing fees.

There is no public trading market for the units and none is likely to exist. The transferability of the units is subject to a number of restrictions. See “— Restrictions on Transfer,” below. Accordingly, the liquidity of the units is limited and our unitholders may not be able to liquidate their investments in the event of an emergency, except as described below.

Limited Liability of Unitholders

Our operating agreement prohibits mandatory assessments beyond a unitholder’s subscription amount.  Our unitholders are not responsible for the obligations of the Company beyond the amount of the capital contributions they have made and for any wrongful distributions made to them.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or any liquidating distribution of our assets, such assets, or the proceeds thereof, will be distributed among all the unitholders in proportion to the number of units held by such holder.

Voting Rights of the Unitholders

Our operating agreement provides that without a concurrence of a majority of the outstanding unitholder interests, our board of managers may not (a) amend our operating agreement except for amendments that do not adversely affect the rights of the unitholders, (b) sell all or substantially all of our assets other than in the ordinary course of our business or (c) cause our merger into another entity or other reorganization, provided that the board of managers, upon advice of the counsel, may restructure the Company and/or enter into any agreements the board of managers deems necessary, without the prior unitholder approval, if such activities are reasonably determined by our board of managers, in its sole discretion, to avoid the characterization of the Company as a “publicly traded partnership” within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

In addition, our unitholders have the right to take any of the following actions upon the affirmative vote or consent of the majority of the outstanding unitholder interests, without the concurrence of the board of managers: (a) amend our operating agreement; (b) dissolve the Company, (c) remove a manager and elect a new manager, and (d) approve or disapprove the sale of all or substantially all of our assets other than in the ordinary course of our business.

Capital Account

A capital account is established and maintained for each unitholder. Each unitholder’s capital account is adjusted to reflect allocations of our net profits or net losses. Capital accounts are also adjusted to reflect capital contributions, distributions and redemptions and other items in the nature of income or gain, or expenses and losses as required by the Code and the regulations promulgated thereunder.

Distributions

The payment of distributions is subject to our board of managers’ discretion and applicable legal restrictions and accordingly, there can be no assurance that we will continue to make distributions at a specific rate or at all. Our operating agreement permits us to pay distributions from any source, including borrowings and offering proceeds, provided, however that no funds may be advanced or borrowed for purpose of distributions, if the amount of such distributions exceeds our accrued and received revenues for the previous four quarters, less paid and accrued operating costs with respect to such revenues. Distributions are made on all classes of our units at the same time. Amounts distributed to each class of units are allocated among the unitholders in such class in proportion to their units.

Distributions of in-kind property are not permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Company or distributions in connection with the liquidation of the Company’s assets in accordance with the terms of the operating agreement unless: (i) our board of managers advises each unitholder of the risks associated with direct ownership of the property, (ii) our board of managers offers each unitholder the election of receiving in-kind property distributions, and (iii) the Company distributes in-kind property only to those unitholders who accept such offer by our board of managers.

Meetings of Unitholders

There are no regularly scheduled meetings of our unitholders. However, our board of managers may call meetings of the unitholders at any time and will call a meeting upon written request to the board of managers by unitholders holding at least 10% of the units. Upon receipt of a proper written request for a meeting, the board of managers will fix a date for such meeting and will, within ten days after receipt of such request, notify all of the unitholders of the meeting’s date and purpose. Meetings duly requested by unitholders will be held not less than fifteen and not more than 60 days following the receipt of the unitholders’ written request for the meeting. Unless otherwise specified in the notice for such meeting, meetings will be held at 2:00 p.m. at our offices. Our unitholders may vote in person or by proxy at the meeting, upon those proposals that are required to be voted on by unitholders under our operating agreement. A majority of the unitholders constitutes a quorum at meetings.

Accounting and Reports

We maintain our books and records on the accrual basis for bookkeeping and accounting purposes, and also use the accrual basis method of reporting income and losses for federal income tax purposes. We reserve the right to change such methods of accounting, provided that such change is disclosed in a report publicly filed with the Securities and Exchange Commission (the “SEC”) or is disclosed in a written notice sent to the unitholders. Our unitholders may inspect the books and records of the Company for a proper purpose at all reasonable times. Under our operating agreement and Delaware law, our unitholders are entitled to receive information regarding our business and financial condition, as well as a copy of our operating agreement and certificate of formation and all amendments to these documents as well as other information that is just and reasonable. We will provide this information to our unitholders through our publicly filed reports with the SEC. Any unitholder will be provided with a copy of any of the reports upon request without expense to him or her. In addition, each unitholder is entitled to receive a copy of the Company’s income tax returns as well as the Company’s annual and quarterly reports and other filings described in “— Regulatory and Administrative Reports” below. Our unitholders may also request a list of names and addresses of the unitholders of the Company, under the circumstances provided for, and pursuant to the provisions contained in our operating agreement. Our board of managers follows the policy of providing investors with these books and records, as required under the Delaware Limited Liability Company Act.

Regulatory and Administrative Reports

We cause our income tax returns to be prepared and timely filed with the appropriate authorities. We also cause to be prepared and filed, with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with those entities under then current applicable laws, rules and regulations. Any unitholder will be provided with a copy of any of the reports upon request without expense to him or her. We file, with the securities administrators for the various states in which we are registered, as required by such states, a copy of each of the above reports.

Restrictions on Transfer

The operating agreement places substantial limitations upon our unitholders’ ability to transfer units. Any transferee must be a person that would have been qualified to purchase units in this offering. No unit may be transferred if, in the judgment of the managers, and/or their counsel, a transfer would jeopardize our status as a “partnership” for federal income tax purposes. Additional restrictions on transfers of units may be imposed under the securities laws of other states upon transfers occurring in or involving the residents of such states. In addition, our unitholders are not permitted to make any transfer or assignment of our unitholders’ units if we determine such transfer or assignment would result in the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code or any rules, regulations or safe-harbor guidelines promulgated thereunder. Furthermore, our operating agreement requires the consent of our board of managers for a transferee to be substituted as a member of the Company, which consent will not be unreasonably withheld. We amend our records at least once each calendar quarter to effect the substitution of a substituted unitholder.

Term of Company

Our term commenced on the day the certificate of formation of the Company was filed with the Delaware Secretary of State, on April 30, 2012 and will continue until dissolution and termination of the Company.

Winding Up

Upon the occurrence of an event of dissolution, we will immediately be dissolved, but will continue until the Company’s affairs have been wound up. Upon our dissolution, our board of managers will wind up our affairs by liquidating our assets as promptly as is consistent with obtaining current fair market value of such assets, either by sale to third parties or by collecting loan payments under the terms of the loans. All funds we receive will be applied to satisfy or provide for our debts and the balance will be distributed to the unitholders in accordance with the terms of the operating agreement.

Amendment

Our operating agreement may be amended by the affirmative vote of unitholders holding a majority of our interests. In addition, our operating agreement may be amended by our board of managers provided that such amendments do not adversely affect the rights of the unitholders. No amendment is permitted if the effect of the amendment would be to increase the duties or liabilities of any manager or unitholder or diminish the rights or benefits to which any manager or unitholder is entitled under the operating agreement, without the affirmative vote or consent of a majority of the percentage interests held by the unitholders who would be adversely affected thereby (or the consent of a manager if it will be adversely affected thereby). The operating agreement will in no event be amended to change the limited liability of the unitholders without the affirmative vote or consent of all of the unitholders. Any amendment which affects the duties of the managers requires the consent of our board of managers. In addition, our board of managers has the right to amend our operating agreement, without the vote or consent of any of the unitholders, when:

•	there is a change in the name of the Company or the amount of the contribution of any unitholder;
•	a person is substituted as a unitholder;
•	an additional unitholder is admitted;
•	a person is admitted as a successor or additional manager in accordance with the terms of the operating agreement;
•

to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the operating agreement which are not inconsistent with the provisions of the operating agreement;

•

to delete or add any provision of the operating agreement required to be so deleted or added by the staff of the SEC or by a state “Blue Sky” administrator or similar official, which request will be accepted as a determination by such administrator or officer that such change is required by the administrator or official for the benefit or protection of the unitholders;

•	to elect for the Company to be governed by any successor Delaware statute governing limited liability companies;
•	to modify provisions of the operating agreement to cause the operating agreement to comply with Treasury Regulation Section 1.704-1(b); and
•	to improve, upon advice of counsel, the Company’s position in avoiding being treated as a publicly traded partnership taxable as a corporation under the Code.

The board of managers will notify the unitholders within a reasonable time of the adoption of any such amendment that is material, provided that such notice shall be deemed to have been given if the adopted amendment is disclosed in a report that the Company publicly files with the SEC.

Arbitration

Nothing in the operating agreement or the subscription agreement requires the mandatory arbitration of disputes between a unitholder and the Company or any manager.

Other rights

Our operating agreement does not provide for any preemptive or dissenting rights for our unitholders.